99.2

              BONSO ELECTRONICS EXPANDS INTERNATIONAL CERTIFICATION
               TO INCLUDE QUALITY, ENVIRONMENT, HEALTH AND SAFETY

     Hong Kong, March 13, 2006/Xinhua-PRNewswire-FirstCall/ - Bonso Electronics International, Inc. (NASDAQ: BNSO) a designer and manufacturer of sensor based and communications products, today announced that the factory operations in Shenzhen, China have expanded their international certification according to the internationally recognized Environmental Management Standard known as ISO 14001 and the Occupational Health and Safety Management Standard known as OHSAS 18001.

         Mr. George O'Leary, President and CEO said, "Our factory operations have been built on the foundation of the International Standards Organization
(ISO) for quality based on the principles of ISO 9001. We are proud to announce that we receive certification according to the Environmental Management Standards of ISO 14001 and we have completed building further on this solid foundation by being certified for managing work and safety risks under OHSAS 18001 rules."

     Mr. O'Leary said further, "We want to apply environmental considerations to every aspect of the product lifecycle including planning, design, purchasing of parts and materials, manufacturing, distribution, usage, collection and recycling. The ultimate goals are to avoid risks, contribute to cost cutting, achieve greater product differentiation and raise corporate value. Bonso recognizes and believes that environmental management is one of our highest corporate priorities and that we will conduct all aspects of our business as responsible stewards of the environment. We will integrate the principles and practices of conserving our natural resources and reducing pollution as essential elements of our management, corporate culture and community relations."

     "We implemented ISO 14001 for three main reasons: cost savings from efficiency gains, competitive trade advantages and improved environmental performance. Just as adherence to ISO 9001 quality management standards have become a de facto requirement for manufactures world wide, the ISO 14001 standards are becoming a necessary condition for international trade".

     Mr. O'Leary said further, "By integrating the Occupational Health and Safety Management Standards (OHSAS 18001) into our quality and environmental systems we have created a total Integrated Management System (IMS) - Quality, Environment and Health and Safety by combining ISO 9001, ISO 14001 and OHSAS 18001 into one Quality / Environment / Health and Safety registration. Our ISO 14001 and OHSAS 18001 certifications ensure that our employees and environment are kept safe during the manufacturing process."

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     "These initiatives demonstrate Bonso's ongoing commitment to delivering quality products and services, while at the same time, continuing to maintain safe and responsible employee practices in an environmentally friendly way."

About Bonso Electronics
Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments. Bonso products are manufactured in the People's Republic of China with customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. For further information, visit the company's website at http://www.bonso.com The statements contained in this press release which are not historical fact are forward looking statements that involve certain risks and uncertainties including, but not limited to risks associated with the uncertainty of future financial results, seasonality of scales of certain products, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, currency fluctuations, estimates of market growth, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

    For more information about Bonso, please contact:

     In US - George O'Leary
     Tel: +1-949-760-9611
     Fax: +1-949-760-9607

     In Hong Kong - Cathy Pang
     Tel: +852-2605-5822
     Fax: +852-2691-1724